

September 23, 2010

Mr. Alan Vituli
Chief Executive Officer
Carrols Restaurant Group, Inc.
968 James Street
Syracuse, New York 13203

> **Re:** **Carrols Restaurant Group, Inc.**
> **Form 10-K for the year ended January 3, 2010**
> **File No. 001-33174**

Dear Mr. Vituli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended January 3, 2010
Part I, page 2

1. In future filings, please delete the penultimate sentence of the fourth paragraph of this section to remove any inference that you are disclaiming the accuracy or completeness of information included in your Annual Report on Form 10-K.

Selected Financial Data, page 40

2. Please revise your table under "Other financial data" to balance your disclosure by including cash from investing and financing activities.

3. In note (5), you state that segment EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock based compensation expense, other income, and gains and losses on extinguishment of debt. As this deviates from the standard calculation of EBITDA, please revise your caption to indicate that certain other adjustments have been made, such as by using the caption

"adjusted EBITDA". Similarly, please also revise instances where you discuss segment EBITDA margin. Changes should be made throughout the document as appropriate.

Financial Statements
Note 18 – Selected Quarterly Financial and Earnings Data, page F-29
4. Please remove the reference to "Gross Profit" from your table in a manner consistent with your income statement presentation. We consider "Income from operations" to be the more appropriate measure of profitability in the industry.

Definitive Proxy Statement filed April 27, 2010
General
5. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at (202) 551-3859 or me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief